

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 30, 2011

John W. Prosser, Jr.
Executive Vice President, Finance and Administration
Jacobs Engineering Group, Inc.
1111 South Arroyo Parkway
Pasadena, CA 91105

     Re: **Jacobs Engineering Group, Inc.**
               Form 10-K for the Fiscal Year Ended October 1, 2010
               Form 10-Q for the Period Ended December 31, 2010
               File No. 1-7463

Dear Mr. Prosser:

We have reviewed your response letter dated March 25, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 1, 1010</u>

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page F-6</u>

1. We read your responses to comments one and two from our letter dated February 25, 2011. We understand that you will revise your Statement of Cash Flows for the year ended October 1, 2010 and the nine months ended July 2, 2010 in future filings to correctly present the $25.9 million non-cash charge within cash flows from operating activities. When you present these restated columns in your future filings, please ensure that the columns are appropriately labeled as restated and include the footnote disclosures required by ASC 250-10-50-7. Please show us in your supplemental response what the future filing revisions will look like.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief